FORM 18-K/A
AMENDMENT NO. 5
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

     Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
757 Third Avenue, Suite 2403
New York, New York 10017

Copies to:

Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2003 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Sub-Authorization Certificate for €750,000,000 of 4.25% Global Notes due 2015, including the form of the Note

Exhibit 2:	Terms Agreement, dated June 7, 2005, between the United Mexican States and the Managers of 4.25% Global Notes due 2015

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to €750,000,000 of 4.25% Global Notes due 2015

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 17th day of June, 2005.

By:	/s/ Daniel Muñoz Díaz
Name: Daniel Muñoz Díaz Title: Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit

EXHIBIT INDEX

Exhibit 1:	Form of Sub-Authorization Certificate for €750,000,000 of 4.25% Global Notes due 2015, including the form of the Note

Exhibit 2:	Terms Agreement, dated June 7, 2005, between the United Mexican States and the Managers of 4.25% Global Notes due 2015

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to €750,000,000 of 4.25% Global Notes due 2015